Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
U.S.A.

SEC
Mail Processing
Section

OCT 03 2008

Washington, DC
106

08005274

Göteborg, September 24, 2008

SUPPL

Special Counsel / Office of International Corporate Finance

PRESS RELEASE

Enclosed please find our latest Press Release:

Press Release 11/2008, September 18, 2008: Castellum invests SEKm 434.

Very truly yours,

CASTELLUM AB

PROCESSED
OCT 15 2008
THOMSON REUTERS

Håkan Hellström

p.p. Maria Kileby

10/9

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 11/2008

Gothenburg, September 18, 2008

Castellum invests SEKm 434

Castellum has through wholly owned subsidiaries acquired 7 properties for SEKm 302, sold one property for SEKm 28 and decided on new construction, extensions and refurbishments for SEKm 132

In Uppsala Aspholmen Fastigheter AB has acquired four properties of which three are located in the area Boländerna and one in Librobäck. The properties have a lettable area of 18,500 sq.m. of which 12,500 sq.m. are warehouse premises and 6,000 sq. m. office premises. The properties are in principle fully let. The investment amounted to SEKm 193. Aspholmen has sold a building right of 20,000 sq.m. in Vaksala north of Uppsala for SEKm 28, which corresponded to book value.

Aspholmen has acquired a fully let industrial property of 2,800 sq.m. for SEKm 12 in Brandthovda in Västerås. Further, Aspholmen has started an extension project on an existing property in central Uppsala. The property consists of 2,750 sq.m. today and the extension will provide further approx. 700 sq.m. office premises. The investment is calculated to SEKm 17 and will be completed during 2009.

In Jönköping, Fastighets AB Corallen has started new construction of a new office property of 7,400 sq.m. on an existing building right. The property is located next to the E4 in the area A6. With the new property Corallen will be able to supply office premises which there are a demand for in Jönköping. The investment is calculated to SEKm 115 and will be completed at the end of 2009.

Further, Corallen has acquired a fully let property in Jönköping for SEKm 23 next to the E4. The lettable area is approx 1,700 sq.m. of which 700 sq.m. are office premises and 1,000 sq.m. are warehouse premises. The property has an additional building right of approx 5,000 sq.m.

Fastighets AB Briggen has acquired an office property of 6,700 sq.m. in Berga near the north entrance to Helsingborg. The property is adjacent to Briggen's existing properties in the area. The investment amounted to SEKm 74.

The majority of the transactions were made as company acquisitions. Of the acquisitions totalling SEKm 302, SEKm 17 refers to non cash flow deferred tax liabilities.

To enable future investments Castellum has during September signed new long term credit agreements of SEKm 500 in addition to the SEKm 2 000 which were signed during the second quarter.

On www.castellum.se names and addresses of acquired properties are published.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 29 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange Large Cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 00 / +46 706-94 74 50

www.castellum.se

END